Consent of Independent Registered Public Accounting Firm
We consent to the reference to our Firm under the caption “Interest of Experts” which appears in the Annual Information Form in Exhibit 99.3, and to the incorporation by reference in Registration Statement Form F-10/A (No. 333-288977) of High Tide Inc. (the “Company”) and the use herein of our report dated January 29, 2025, with respect to the consolidated statement of financial position as of October 31, 2024 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the year ended October 31, 2024, included in this amendment no. 1 to the Annual Report on Form 40-F.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Calgary, Canada
February 3, 2026